January 31, 2008
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Mumford
Russell Mancuso, Branch Chief
Kevin Kuhar
Angela Crane

Re:	MAKO Surgical Corp.
Registration Statement on Form S-1
Filed September 19, 2007
File No. 333-146162
Ladies and Gentlemen:
     On behalf of MAKO Surgical Corp. (“Company”), this letter is in response to the Staff’s comment letter dated November 28, 2007 to Maurice R. Ferré, M.D. and the Staff’s additional comment communicated telephonically on November 28, 2007, with respect to the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 filed on October 3, 2007, Amendment No. 2 filed on October 26, 2007 and Amendment No. 3 filed November 14, 2007 (the “Registration Statement”).
     In response to your letter and telephonic comment, set forth below are the Staff’s comments in bolded italics followed by the Company’s responses to the Staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 4 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
     In addition, the Company has revised its disclosure in Amendment No. 4 to substitute the term “tactile” in lieu of “haptic” and the term “robotic-arm” in lieu of “robot,” and variations thereof, as appropriate, when these terms are used to describe MAKO’s products. In connection with our application for 510(k) clearance for version 1.2 of our Tactile Guidance System (formerly referred to as the Haptic Guidance System), the U.S. Food and Drug Administration indicated that we needed to use these terms when these terms are used to market our products and in order to obtain timely clearance of our 510(k) submission. The FDA granted 510(k) clearance in January 2008 for version 1.2 of our TGS with those terms.
     The Company has not issued any additional shares of its common stock, options to purchase common stock, or any other securities since it last provided a copy of its share registry to the staff in connection with the Company’s response letter, dated October 26, 2007.
     We have sent to your attention on January 31, 2008 courtesy copies of this letter and Amendment No. 4 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

Our Market, page 2.
1.	We note your response to our prior comment 2. Your new disclosure on page 2 states that the survey “did not independently verify the validity of the data.” Please tell us why you believe such disclosure reflects the statements made in the report. For example, the survey stated that it was based on estimates and further that they were “unable to” rather than “did not independently” verify such data.
The Company has revised the disclosure on pages 2 and 64 in response to the Staff’s comment.
Use of Proceeds, page 36
2.	We reissue prior comment 4. You have disclosed several purposes for this offering. For investors to evaluate the offering in light of those purposes, Regulation S-K Item 504 requires that you disclose the approximate amount intended to be used for each disclosed purpose. See instruction 7 to Item 504. Also, please address the last sentence of Item 504.
The Company has revised the disclosure on pages 5 and 37 in response to the Staff’s comment.
Intellectual Property, page 77
3.	Please tell us where you have disclosed the information in your response to prior comment 22 that you cannot use the computer-assisted surgery intellectual property on a standalone basis.
The Company has revised the disclosure to include this information on pages 46, 78 and 114 in response to the Staff’s comment.
Note 4. Related Parties, page F-21
Acquisition of Assets From Predecessor, Page F-21
4.	Please refer to prior comment 22. We note in your response that you did not assign a value to the license that was contributed by Z-KAT related to the intellectual property rights for the field of orthopedics. It appears that since Z-KAT contributed a specific portion of its intellectual property rights to MAKO and MAKO’s business and operations are based on the use of those rights, the intellectual property should be recorded. Please tell us the historical cost recorded by Z-KAT and the other uses of the intellectual property outside the field of orthopedics. Also, revise to record a reasonable allocation of the historical cost of the license and subsequent amortization or tell us why assigning an amount to the license is not appropriate. Refer to accounting literature that supports your position.
In response to the Staff’s comment, which was first communicated to us by telephone on November 27, 2007, the Company submitted and filed by EDGAR a written response on November 28, 2007. We understand pursuant to a telephone conversation with the Staff that the Staff will not object to the written response submitted on November 28, 2007.

Certain Relationships, page 113 (Comment Submitted Telephonically on 11/28/07)
5.	We note your disclosure on page 113 that you were granted a limited license from Z-KAT to specified intellectual property, subject to a prior license to Biomet Manufacturing Corp. If Biomet’s simultaneous position as your competitor and a Z-KAT licensee may affect your use of such intellectual property, please add an appropriate risk factor.
The Company has revised the disclosure on pages 13 and 79 in response to the Staff’s comment.
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     If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (954) 927-2044.
Sincerely,
/s/ Maurice R. Ferré, M.D.
Maurice R. Ferré, M.D.

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